Exhibit 99.1
NEWS RELEASE
BROOKFIELD PROPERTIES ANNOUNCES PROMOTIONS
NEW YORK, January 12, 2009 — Brookfield Properties Corporation (BPO: NYSE, TSX) today announced a series of promotions and additions to its executive management team.
“I am pleased to announce a number of promotions and additions to our executive management team in recognition of outstanding work and as part of our on-going executive planning, development and enhancement efforts,” said Brookfield Properties CEO Ric Clark.
Steve Douglas has been named President of Brookfield Properties Corporation. Mr. Douglas was most recently Senior Managing Partner at affiliated company Brookfield Asset Management, focused on that company’s operations and international property portfolio. Prior to this he was Executive Vice President and Chief Financial Officer of a mining company formerly controlled by Brookfield Asset Management. Mr. Douglas also served as Chief Financial Officer of Brookfield Properties for seven years.
Dennis Friedrich has been named President and Chief Executive Officer of U.S. Commercial Operations. Mr. Friedrich was formerly President and Chief Operating Officer of U.S. Commercial Operations.
Paul Schulman has been appointed Chief Operating Officer of U.S. Commercial Operations. Mr. Schulman is relocating to company headquarters in New York from Washington, DC where he was formerly Senior Vice President and head of the company’s Washington, DC region.
Tom Farley has been named President and Chief Executive Officer of the company’s Canadian Commercial Operations. Mr. Farley was formerly President and Chief Operating Officer of Canadian Commercial Operations.
Jan Sucharda has been appointed Chief Operating Officer of Canadian Commercial Operations and will continue to oversee the Canadian office division’s strategic initiatives and the company’s fund initiatives.

In addition to his role as CEO of Brookfield Properties, Ric Clark has taken on the added responsibility of overseeing Brookfield Asset Management’s global real estate activities as Senior Managing Partner and CEO of the global real estate group.
All promotions are effective immediately.
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*Photos of executives mentioned above available upon request.
Brookfield Properties Corporation
One of North America’s largest commercial real estate companies, Brookfield Properties owns, develops and manages premier office properties in major U.S. and Canadian cities. The portfolio is comprised of interests in 108 properties totaling 74 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The company also holds interests in over 16 million square feet of high-quality, centrally located development and redevelopment properties in its major markets. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Brookfield Asset Management
Focused on property, power and infrastructure assets, Brookfield Asset Management Inc. has approximately $90 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and on NYSE Euronext under the symbol BAMA. For more information, please visit our web site at www.brookfield.com
Forward-Looking Information
This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the companies’ accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business of Brookfield Properties — Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by securities laws.
Contact: Melissa Coley, Vice President, Investor Relations and Communications
telephone: (212) 417—7215 email: melissa.coley@brookfieldproperties.com